As filed with the Securities and Exchange Commission on June 27, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

Commission file number:  1-10899

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

KIMCO REALTY CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Kimco Realty Corporation 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of  December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has  been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Melville, New York

June 27, 2014

KIMCO REALTY CORPORATION. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
Assets:

Investments at Fair Value (see Note 4)	$67,936,792	$55,991,181

Notes Receivable:
Loans to participants	1,096,929	802,646

Receivables:
Participant	2,268	469
Employer	2,223	9,474

Assets reflecting investments at fair value	69,038,212	56,803,770

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,379)	(98,849)

Net assets available for benefits	$69,007,833	$56,704,921

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2013 and 2012

	December 31, 2013	December 31, 2012

Additions:
Investment activities:
Net appreciation in fair value of investments	$8,420,647	$4,836,283
Interest and dividends	2,365,161	1,757,203
Investment income	10,785,808	6,593,486

Contributions:
Participant	3,900,847	3,905,897
Rollovers	328,377	209,400
Employer	2,112,984	2,094,244
Total contributions	6,342,208	6,209,541

Other income:
Participant loan interest	42,300	39,051

Total increase	17,170,316	12,842,078

Deductions:
Benefits paid to participants	(4,867,404)	(4,072,862)

Net increase	12,302,912	8,769,216

Net assets available for benefits:
Beginning of period	56,704,921	47,935,705

End of period	$69,007,833	$56,704,921

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($17,500 in 2013 and $17,000 in 2012). Those who were age 50 or older during 2013 may take advantage of a higher pre-tax contribution limit of $23,000 (the limit for 2012 was $22,500). Participants have the option to make changes to their percentage contribution election daily.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  All matching contributions by the Company are deposited into the participants’ individual account separately.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the years ended December 31, 2013 and 2012.  All Company contributions are invested based upon participant account elections.

Effective May 1, 2011, the Roth 401(k) feature was introduced to the Plan.  This feature enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most state) distributions on both participant contributions and related earnings at retirement.  Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

Effective January 1, 2009, the Plan was amended to adopt a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $255,000 for 2013 and $250,000 for 2012, as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty five mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable – Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The Plan allows for a participant to have two loans outstanding at one time.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rates for loans outstanding at December 31, 2013 and 2012, ranged from 4.25% to 8.75% and 4.25% to 8.75%, respectively.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investments are stated at fair market value as determined by quoted market prices.  The common collective trust’s fair value is determined through quoted market prices of the underlying assets and the contractual terms of the guaranteed investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock, mutual funds and a common collective trust fund.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements.

Fair Value

As described in the Financial Accounting Standards Board’s (“FASB”) guidance for Net Assets Available for Benefits, investment contracts held by a defined contribution plan are required to be reported at fair value.  The Plan invests in investment contracts through its investment in the TRP Stable Value Fund, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the guidance, the Plan adjusted the investment’s fair value to its contract value on the statements of net assets available for benefits as of December 31, 2013 and 2012.  The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund.  There are also no restrictions on the Net Asset Value (“NAV”) price or its equivalent.  (See footnote 4 for additional disclosure).

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

3.

ASSETS HELD FOR INVESTMENT PURPOSES:

The Hartford served as trustee of the Plan for the period from January 1, 2012 to September 30, 2012.  Effective October 1, 2012, the Plan changed its trustee from The Hartford to T. Rowe Price Trust Company (‘T. Rowe”).  The fair value of the following investments represents 5% or more of the Plan’s assets available for benefits at December 31, 2013 and 2012:

	12/31/13	12/31/12
Kimco Realty Corporation Stock	$5,769,355	$5,758,167
Retirement 2020 Fund	$8,317,518	$6,701,480
Retirement 2025 Fund	$9,824,931	$7,335,382
Retirement 2030 Fund	$5,964,057	$4,599,810
Retirement 2035 Fund	$6,185,576	$5,117,060
Retirement 2040 Fund	$6,628,772	$4,988,355

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) appreciated in value as follows for the Plan years ended December 31, 2013 and 2012:

	12/31/13	12/31/12

Mutual Funds	$8,262,642	$4,030,324
Common Stock	158,005	805,959
	$8,420,647	$4,836,283

4.

FAIR VALUE MEASUREMENTS:

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2013:

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Domestic Bond Funds	$3,354,537	$3,354,537	$-	$-
International Bond Funds	292,961	292,961
Domestic Stock	53,805,976	53,805,976	-	-
International Stock	2,540,119	2,540,119	-	-
Kimco Realty Company Stock	5,769,356	5,769,356	-	-
Common Collective Trust Fund	2,173,843	-	2,173,843	-
Total Assets	$67,936,792	$65,762,949	$2,173,843	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2012:

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Domestic Bond Funds	$3,990,870	$3,990,870	$-	$-
International Bond Funds	339,671	339,671
Domestic Stock	41,373,510	41,373,510	-	-
International Stock	2,130,767	2,130,767	-	-
Kimco Realty Company Stock	5,758,167	5,758,167	-	-
Common Collective Trust Fund	2,398,196	-	2,398,196	-
Total Assets	$55,991,181	$53,592,985	$2,398,196	$-

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.  The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Plan had no investments classified within the Level 3 of the valuation hierarchy as of December 31, 2013 and 2012.

5.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

6.

TAX STATUS:

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan has received a favorable opinion letter, dated March 31, 2008, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

KIMCO REALTY CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  Management believes it is no longer subject to income tax examinations for the years prior to 2010.

7.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.  Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor) or shares of mutual funds offered by T. Rowe Price Trust Company (the Plan’s trustee).  These investments, as well as participant loans, qualify as a permitted party-in-interest transactions as defined by ERISA.

8.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

For the Plan year ended December 31, 2013, Form 5500 is prepared on a fair value basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013 and 2012:

	12/31/13	12/31/12
Net assets available for benefits per financial statements	$69,007,833	$56,704,921
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	30,379	98,849
Net assets available for benefits per the Form 5500	$69,038,212	$56,803,770

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	12/31/13	12/31/12
Net increase in net assets available for benefits	$12,302,912	$8,769,216
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
Current year adjustment	30,379	98,849
Prior year adjustment	(98,849)	-
Net increase in net assets available for benefits per the Form 5500	$12,234,442	$8,868,065

KIMCO REALTY CORPORATION 401(k) PLAN

Supplemental Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2013)

EIN: 13-2744380 Plan Number: 001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value **

Natixis Funds	AEW Real Estate –Y (20,472 units)	$284,352
Alger	Alger Capital Apprec Inst-I (36,124 units)	960,181
American Century Investments	American Century Heritage Ins (29,229 units)	769,021
Columbia	Columbia Acorn Intl-Z (13,399 units)	625,455
Dreyfus	Dreyfus International Bond –A (17,995 units)	292,961
DWS Investments	DWS Equity 500 Index-S (6,170 units)	1,276,667
Gabelli	Gabelli Asset-AAA (11,096 units)	724,675
Hartford Mutual Funds	Hartford Equity Income-Y (60,350 units)	1,098,374
Henderson Global	Henderson Intl Opportunities-A (25,605 units)	690,829
Hotchkins and Wiley	Hotchkis & Wiley Val Opp-I (27,915 units)	770,174
Janus	Janus Balanced –I (37,267 units)	1,118,381
JPMorgan	JP Morgan Govt Bond Select (6,737 units)	73,027
*Kimco Realty Corporation	Kimco Realty Corp Stock (292,119 units)	5,769,355
Lord Abbett	Lord Abbett Income-I (336,678 units)	949,431
MFS	MFS Research International- R3 (54,969 units)	972,409
Neuberger Berman	Neuberger Berman Str Inc-TR (65,311 units)	725,610
*T. Rowe Price	New Horizons Fund (23,994 units)	1,110,200
OppenheimerFunds	Oppenheimer Develop Mkts-A (6,613 units)	251,426
Janus	Perkins Small Cap Value-A (18,549 units)	476,525
PIMCO	Pimco Real Return, ADMIN (82,775 units)	908,047
Prudential Investments	Prudential Jennison Equ Inc-Z (35,945 units)	613,584
*T. Rowe Price	Retirement 2005 Fund (131 units)	1,690
*T. Rowe Price	Retirement 2010 Fund (4,676 units)	83,329
*T. Rowe Price	Retirement 2015 Fund (168,137 units)	2,407,715
*T. Rowe Price	Retirement 2020 Fund (407,921 units)	8,317,518
*T. Rowe Price	Retirement 2025 Fund (638,812 units)	9,824,931
*T. Rowe Price	Retirement 2030 Fund (263,896 units)	5,964,057
*T. Rowe Price	Retirement 2035 Fund (379,949 units)	6,185,576
*T. Rowe Price	Retirement 2040 Fund (283,160 units)	6,628,772
*T. Rowe Price	Retirement 2045 Fund (186,599 units)	2,912,811
*T. Rowe Price	Retirement 2050 Fund (48,776 units)	637,019
*T. Rowe Price	Retirement 2055 Fund (34,657 units)	448,117
*T. Rowe Price	Retirement Income Fund (2,056 units)	30,393
*T. Rowe Price	Summit Cash Reserves Fund (26,962 units)	26,962
Franklin Templeton Investment Funds	Templeton Global Bond, ADVISOR (53,355 units)	698,422
*T. Rowe Price	TRP Stable Value Fund Sch E (2,143,465 units) (1)	2,143,465
Wells Fargo Advantage	Wellsfargo Adv Pre LG CO GRO-I (78,219 units)	1,134,952
*Participant Loans	Participant loans (at rates ranging from 4.25% to 8.75% and terms of maturity ranging from 1 to 10 years at time of issuance)	1,096,929
		$69,003,342

*	Denotes a party-in-interest as defined by ERISA
**	Cost is not required to be disclosed for participant directed investments
(1)	At contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of June, 2014.

Kimco Realty Corporation 401(k) Plan, as administrator

By:	/s/ Glenn G. Cohen
Glenn G. Cohen
Its:	Chief Financial Officer